Cybin to Transfer U.S. Stock Exchange Listing to Nasdaq

TORONTO, CANADA – December 18, 2025 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) , a clinical-stage breakthrough pharmaceutical company committed to revolutionizing mental healthcare by developing innovative next-generation treatment options, today announced that it will voluntarily transfer its U.S. stock exchange listing to the Nasdaq Global Market (“Nasdaq”) from the NYSE American LLC (“NYSE American”). The Company expects that its common shares will cease trading on the NYSE American at market close on January 2, 2026 and commence trading on Nasdaq at market open on January 5, 2026.

Concurrent with the commencement of trading on Nasdaq, the Company will be doing business as Helus Pharma (pronounced "Heal Us"). It will no longer trade under the ticker symbol “CYBN” and instead will trade under the ticker symbol “HELP”. The Company will continue to be listed on the Cboe Canada and will also trade under the new “HELP” ticker symbol commencing on January 5, 2026.

“We are pleased to join the community of global pharmaceutical companies listed on Nasdaq and thank the NYSE American for supporting the company over the last four years since our initial listing,” said Eric So, interim chief executive officer of Cybin. “The transfer to Nasdaq marks the next step in the evolution of Cybin into a global pharmaceutical company.”

About Cybin

Cybin is a clinical-stage breakthrough pharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With promising class leading data, Cybin is working to change the mental health treatment landscape through the introduction of novel drugs that provide effective and durable results for patients. The Company is currently developing CYB003, in Phase 3 studies for the adjunctive treatment of major depressive disorder that has received Breakthrough Therapy Designation from the U.S. Food and Drug Administration and CYB004 in Phase 2 study for generalized anxiety disorder. Cybin also has an extensive research pipeline of investigational compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom and Ireland. For updates and to learn more about the Company, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release relating to the Company are forward-looking statements or forward-looking information within the meaning of applicable securities laws (collectively, “forward-looking statements”) and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “could”, “potential”, “possible”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the Company’s expectations to commence trading on Nasdaq and to cease trading on the NYSE American; and the Company’s plans to engineer proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; implications of disease outbreaks on the Company's operations; and the risk factors set out in each of the Company's management's discussion and analysis for the three and six month periods ended September 30, 2025, and the Company’s annual information form for the year ended March 31, 2025, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/edgar. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

The Company makes no medical, treatment or health benefit claims about the Company’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. If Helis cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

Neither Cboe Canada, nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor Contact:
Josh Barer
astr partners
Managing Director
(908) 578-6478
josh.barer@astrpartners.com

George Tziras
Chief Business Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com

Media Contact:
Johnny Tokarczyk
RXMD
Public Relations Director
Jtokarczyk@rxmedyn.com
(914) 772- 7562